1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 22, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2014 ANNUAL GENERAL MEETING

The 2014 AGM of the Company was held on 22 May 2015. All the resolutions set out in the Notice of AGM dated 27 March 2015 were duly passed.

The Company will distribute a final dividend of RMB0.02 per share (tax inclusive) for the year ended 2014 to all of the shareholders.

The annual general meeting of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) for the year 2014 (the “AGM”) was convened at the headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”) at 9:00 a.m. on 22 May 2015 (Friday) and all the resolutions set out in the notice of AGM dated 27 March 2015 (“Notice of AGM”) were duly passed at the AGM. The convening of the AGM was in compliance with relevant laws, regulations and rules of the PRC, such as the Company Law, and the requirements under the articles of association of the Company (the “Articles of Association”). The procedures and results of voting at the AGM were valid and effective.

I. CONVENING AND ATTENDANCE OF THE AGM

1.	Time of the convening of the AGM: 22 May 2015

2.	Venue of the convening of the AGM: Headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC

3.	Shareholders holding ordinary shares who attended the AGM and number of shares:

1. Number of shareholders/proxies attending the AGM	10

Including: number of shareholders/proxies of domestic shares	9

number of shareholders/proxies of H shares	1

2. Number of shares carrying voting rights represented	3,258,515,241

Including: number of shares carrying voting rights held by holders of domestic shares	2,603,785,943

number of shares carrying voting rights held by holders of H shares	654,729,298

3. Percentage (%) of shares carrying voting rights of the Company	66.252

Including: percentage of domestic shares carrying voting rights held by holders of domestic shares among the total number of shares carrying voting rights of the Company (%)	52.940

percentage of H shares carrying voting rights held by holders of H shares among the total number of shares carrying voting rights of the Company (%)	13.312

4.	Voting method in compliance with the Company Law of the PRC and the requirements under the Articles of Association, chairman of the meeting, etc.

The AGM was convened by the board of directors of the Company (the “Board”). Mr. Li Xiyong, the chairman of the Board, acted as the chairman at the AGM. The voting method of the AGM was on-site voting combined with internet voting (internet voting was conducted through the relevant system of the Shanghai Stock Exchange and was participated by the holders of A shares of the Company). The convening of the AGM was in compliance with the Company Law of the PRC and the requirements under the Articles of Association.

5.	Attendance of the directors, the supervisors and the secretary of the Board of the Company

1)	The Company has 10 directors. 9 directors attended the AGM. Mr. Wang Xiaojun, independent non-executive director of the Company, did not attend due to work commitment.;

2)	The Company has 6 supervisors. 6 supervisors attended the AGM.;

3)	Secretary of the Board and some senior management attended the AGM.

II. RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of 2014 Annual General Meeting of Yanzhou Coal Mining Company Limited were considered and passed by way of poll at the AGM. Resolutions No.1 to No.7 were ordinary resolutions and approved by more than 50% of the shares of the Company carrying voting rights held by the shareholders and proxies who attended the AGM. Resolutions No.8 to No.12 were ordinary resolutions and approved by more than two-third of the shares of the Company carrying voting rights held by the shareholders and proxies who attended the AGM. (Details of the resolutions were set out in the Notice of AGM of Yanzhou Coal Mining Company Limited dated 27 March 2015, which was published on the websites of the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Company).

1.	Details of the poll results

1) Resolution: The working report of the Board of the Company for the year ended 31 December 2014

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,978,221	99.949	16,940	0.001	1,637,264	0.050

2) Resolution: The working report of the supervisory committee of the Company for the year ended 31 December 2014

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,966,721	99.949	28,940	0.001	1,636,764	0.050

3) Resolution: The audited financial statements of the Company and its subsidiaries for the year ended 31 December 2014

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,996,401	99.950	14,810	0.000	1,621,214	0.050

4) Resolution: The profit distribution plan of the Company for the year ended 31 December 2014

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,257,068,081	99.952	21,160	0.001	1,543,184	0.047

5) Resolution: The remuneration of the Directors and Supervisors for the year ending 31 December 2015

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,794,269	99.944	71,912	0.002	1,766,244	0.054

6) Resolution: The “proposal in relation to the renewal of liability insurance of Directors, Supervisors and senior officers”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,899,929	99.947	45,222	0.001	1,687,274	0.052

7) Resolution: The “proposal in relation to the re-appointment and remuneration of external auditing firm for the year of 2015”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,807,159	99.944	269,012	0.008	1,556,254	0.048

8) Resolution: The “proposal in relation to the amendments to the Articles of Association”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,952,311	99.948	73,440	0.002	1,606,674	0.049

9) Resolution: The “proposal to authorize the Company to carry out domestic and overseas financing activities”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,257,030,201	99.951	14,040	0.000	1,588,184	0.049

10) Resolution: The “proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,236,648,324	99.325	20,387,377	0.626	1,596,724	0.049

11) Resolution: The “proposal regarding the general mandate authorizing the Board to issue H Shares”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	2,826,835,231	86.749	430,176,890	13.201	1,620,304	0.050

12) Resolution: The “proposal regarding the general mandate authorizing the Board to repurchase H Shares”

Results: Passed

Voting Results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A+H Share	3,256,759,991	99.943	25,190	0.001	1,847,244	0.057

According to the relevant regulatory requirements in the PRC, classified voting was required for the approval of the resolution in relation to the profit distribution plan of the Company for the year ended 31 December 2014. The classified voting results of the A shareholders’ are as follows:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
Shareholders holding more than 5% ordinary shares	3,253,282,138	99.955	21,160	0.001	1,426,000	0.044
Shareholders holding more than 1% and less than 5% ordinary shares	0	0.000	0	0.000	0	0.000
Shareholders holding less than 1% ordinary shares	3,785,943	96.998	0	0.000	117,184	3.002
Among which: Shareholders holding ordinary shares with market value being less than RMB500,000	45,200	100.000	0	0.000	0	0.000
Shareholders holding ordinary shares with market value more than RMB500,000	3,740,743	96.963	0	0.000	117,184	3.037

According to the relevant regulatory requirements in the PRC, individual disclosure of voting results of the A Shareholders holding less than 5% of the shares of the Company is required for the approval of the proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia:

Resolution No.	Name	For		Against		Abstain
		Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
10	The proposal in relation to the provision of financial guarantees to the Company’s subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia	3,785,943	96.998	0	0.000	117,184	3.002

There were no shares entitling the shareholder to attend and abstain from voting in favor of any resolution pursuant to Rule 13.40 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM; no shareholder was required under the Listing Rules to abstain from voting at the AGM.

III. PRESENCE OF LAWYER

1	Law firm which witnessed the AGM: Beijing office of King & Wood Mallesons

Lawyers: Lizi Tang, Zhao Gao

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons as the scrutineer inspecting the vote-taking at the AGM.

2	Legal opinion of the witnessing lawyers

The convening of the AGM held by the Company were in compliance with the relevant laws, regulations and rules of the PRC, such as the Company Law, the Securities Law, the Rules for Shareholders Meetings and the requirements under the Articles of Association. The eligibilities of the attendees and the convener of the AGM were valid and effective. The procedures and results of voting at the AGM were valid and effective.

IV. DISTRIBUTION OF FINAL DIVIDEND

1.	Target for Distribution

Pursuant to resolution No. 4 of the AGM and as approved at the AGM, the Board will distribute a final dividend for the year 2014 to:

1) holders of the Company’s domestic shares; and

2) holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Wednesday, 17 June 2015.

To determine the identity of the shareholders of the Company entitled to receive the final dividend, the Company’s register of members of H shares will be closed from Friday, 12 June 2015 to Wednesday, 17 June 2015 (both days inclusive), during which period no transfer of H shares of the Company will be registered. In order to be entitled to the final dividend, H shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 11 June 2015.

The Company will determine the country of residence of the individual H shareholders based on the registered addresses as recorded in the Company’s register of members of H shares at the close of business on Wednesday, 17 June 2015 and will accordingly withhold and pay the individual income tax. If the actual residence of any individual H shareholder differs from the registered address, such individual H shareholder shall attend in person with relevant supporting documents to the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before the close of business on Thursday, 11 June 2015 to prove his/her residence status. If the individual H shareholders fail to provide the relevant supporting documents to the H Share registrar within the time period stated above, the Company will determine the country of residence of the individual H shareholders based on the recorded registered addresses on the Company’s register of members of H shares at the close of business on Wednesday, 17 June 2015.

2.	Details of distribution of dividend:

1) A final dividend of RMB0.02 per share (tax inclusive) shall be distributed to the shareholders entitled to such dividend.

2) Pursuant to the Articles of Association, dividend payable to the shareholders of the Company shall be declared in Renminbi. Dividend payable to holders of the Company’s domestic shares shall be paid in Renminbi while dividend payable to holders of the Company’s H shares shall be paid in Hong Kong dollars (except to the individual or enterprise investors in the PRC investing in the H shares of the Company listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect). The following formula shall apply to the dividend payable in Hong Kong dollars:

Dividend per share in RMB
Hong Kong dollar for dividend per share = (Renminbi to Hong Kong dollar)	Average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividend payable per H share of the Company, the average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend is RMB 0.7883 = Hong Kong dollar 1.00. Accordingly, the amount of dividend which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.025 per H share of the Company (tax inclusive).

3) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividend declared in respect of the Company’s H shares (except to investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”)), which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 17 July 2015 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

4) Details regarding the distribution of dividend for holders of the Company’s domestic shares will be announced separately in the PRC.

3.	Matters in relation to withholding and payment of income tax

1)	For investors of H Shares (except for investors of Southbound Trading)

i)	Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2014 final dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

ii) Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders The Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the individual H shareholders:

•	For individual H shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend. If the applicable tax rate of the country (region) of domicile of individual holders as appeared on the Company’s register of members of H shares is less than 10% under tax treaty, such individual holders must submit to the H Share Registrar at or before 4:30 p.m. on Thursday, 11 June 2015 a written authorization and relevant application documents. The Company will forward such application documents to the applicable tax authorities for approval. After receiving such approval, the Company will, for and on behalf of such individual holders, effect the preferential treatments in accordance with the relevant tax treaty and pursuant to the relevant regulations promulgated by the PRC tax authorities.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H shareholders in the distribution of final dividend.

2)	For investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (Caishui [2014] No. 81) jointly issued by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, for dividends to be paid to the individual investors in the PRC from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the Company shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends to be paid to securities investment funds in the PRC from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The Company will not withhold and pay the income tax of dividends for enterprise investors in the PRC and those domestic enterprise investors shall report and pay the relevant tax themselves.

3)	For investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A shares of the Company.

The Company assumes no liability whatsoever in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

Shareholders’ attention should be drawn to the contents of this announcement. The Company recommends individual H shareholders, who have any questions on the above, to consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H shares of the Company.

V. DOCUMENTS FOR INSPECTION

1. Resolutions of the 2014 AGM, signed and confirmed (and stamped with the chop of the Board) by the directors and meeting recorder(s) attending the meeting; and

2 Legal Opinions issued by the witnessing lawyers, signed by the responsible lawyer and stamped with company chop.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 May 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC